Exhibit 14.1

CODE OF CORPORATE CONDUCT AND ETHICS

Petrogress is determined to operate pursuant to applicable laws and maintain the highest reputation for integrity in its business practices. As a Petrogress employee or director, you are expected to conduct your business affairs in an ethical and legal manner, consistent with your duties and responsibilities to Petrogress.

This Code of Corporate Conduct and Ethics (“Code”) is intended to provide you with a clear understanding of the principles of business conduct and ethics that are expected to promote high standards of compliance and integrity. This

Code is applicable to all Company employees, officers and directors, including non-employee directors. While this Code cannot possibly guide every practice related to ethical behavior, it includes certain specific concepts and practices regarding business conduct that deserve particular emphasis.Violation of this Code may subject you to disciplinary action, up to and including suspension and/or termination of employment.

Compliance with Applicable Laws

The Company expects you to comply with all of the laws, rules and regulations of the Republic of the Marshall Islands, Greece, the United States and other countries, and the states, counties, cities and other jurisdictions applicable to the Company or its business. Violations of laws can damage the Company’s reputation and subject it to liability and may subject you to personal liability. The Company expects you to gain a basic awareness of the legal and regulatory requirements applicable to your duties and responsibilities and to obtain an appropriate level of guidance when doubts or uncertainties arise.

Conflicts of Interests

You should avoid any direct or indirect, financial or non-financial relationships, including investments, associations or other relationships that would conflict, or appear to conflict, with your responsibility to make objective decisions in Petrogress best interest. Upon employment, you may be required to complete and sign a Conflict of Interest statement.

Also, to avoid potential Conflicts of Interests, The Audit Committee of the Board of Directors will review and approve, in advance, all related-party transactions as required by the Securities and Exchange Commission (“SEC”), the Marketplace Rules or any other applicable regulatory body.

Confidentiality, Non-Compete & Non-Solicitation

During your course of employment with Petrogress, you may receive, become aware of and/or be involved in the development of information including but not limited to trade secrets, practices, financial matters, sales information, customers and potential customers, employee personal matters, policies, procedures, manuals and forms relating to Petrogress business. You must hold this information in the strictest confidence. You are responsible for assuring the security of Company confidential and proprietary material in your possession. The Company may request a search of personal property at the work site or locked Company property assigned to an individual for safety, security and/or illegal activity concerns.

Upon employment, employees may be required to sign an agreement with confidentiality, non-compete and non-solicitation covenants that specify obligations that extend for a certain period following the termination of the employment relationship.

Financial Information & Record Keeping

No receipts, payments or transfers of Company funds or assets shall be made which is not authorized and properly accounted for on the Company's books. All the Company's books and financial records must fully reflect all receipts and expenditures and its financial statements filed with the SEC must conform to generally accepted accounting principles and SEC rules and regulations. Employees who collect, provide or analyze information for or otherwise contribute to the preparation of these reports should attempt to ensure our reports and disclosures are complete, fair, accurate, timely and understandable. All employees must cooperate fully with our accounting department, internal auditors, independent accountants and legal advisors to ensure that the Company’s system for developing such reports and disclosures functions properly. No undisclosed or unrecorded funds of the Company should be established for any purpose. No undisclosed liabilities or contingencies may exist, except when specifically permitted by generally accepted accounting principles. Attempts to create false or misleading records are forbidden.

Fair Dealing

Petrogress endeavors to deal honestly and ethically with its employees, suppliers, customers, auditors and regulators. Employees must not take unfair advantage of others through the use of statements that are untrue, misleading or fraudulent; unauthorized use of assets or privileged information or similar practices.

Employees may not misrepresent the Company’s services or business or describe the Company’s services or business other than in accordance with the Company’s documented specifications. Employees may not spread false rumors about competitors or make misrepresentations about their products, services or business.

Corporate Opportunities

Employees must not take for themselves corporate opportunities that are discovered through their use of Company position, property or information without first offering such opportunities to the Company. In addition, employees are prohibited from using Company position, property or information for their own gain and competing with the Company.

Protection of Assets

Employees should seek to protect Company assets and assets entrusted to it by others againstmisappropriation, theft, carelessness and waste. Employees must use Company assets, includingsupplies, computer equipment and office facilities, solely for legitimate business purposes.

Document Retention

A number of laws expressly require that certain documents be retained for specified periods of time including the tax codes, environmental laws, employment laws, criminal statutes that punish obstruction and industry-specific laws and regulations. In addition, certain documents relevant to potential disputes should be retained for certain periods.

Employees may not destroy documents essential to the ongoing, legal and effective functioning of the Company such as contracts, transactional documents, personnel files, financial information and official correspondence outside of established Company policies. In addition, employees may not destroy documents relevant to or discoverable in pending or potential litigation and other legal and official proceedings.

Questions

If you have any questions concerning this Code, please feel free to consult with your supervisor or the Legal advisors.

Waivers

If a situation should arise where you believe that you should take a course of action that would likely result in a violation of the Code but for which you believe that there is a valid reason for such action, you should contact the Company’s counsel to seek a waiver prior to the time such action is taken.

This Code will be distributed to all employees upon employment and at least annually thereafter. Each employee must confirm that he or she has received and read the Code and has complied with its terms.

The Company may amend this Code from time to time for any reason. The most current version of this Code can be obtained from the Company’s counsel